NO ACT

PE
12-21-07

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024863

Received SEC
FEB 13 2008
Washington, DC 20549

February 13, 2008

Paul W. Talbot
Associate General Counsel
Cash America International, Inc.
1600 West 7th Street
Fort Worth, TX 76102

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/13/2008

Re: Cash America International, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Talbot:

This is in response to your letters dated December 21, 2007 and January 29, 2008 concerning the shareholder proposal submitted to Cash America by Christian Brothers Investment Services, Inc. and the Benedictine Sisters of Boerne, Texas. We also have received a letter on the proponents' behalf dated January 19, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

**Cash America**®
*Cash America International Inc.*

1600 West 7th Street
Fort Worth, Texas 76102
817.335.1100

RECEIVED
2007 DEC 26 PM 6: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**VIA UPS**

Re: Cash America International, Inc. – Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc. and Benedictine Sisters

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Cash America International, Inc. (the "Company") hereby encloses six copies of (a) a notice of its intention to omit from its proxy statement and form of proxy for the Company's 2008 annual meeting of shareholders the proposal (the "Proposal") submitted jointly by Christian Brothers Investment Services, Inc. and Benedictine Sisters (the "Proponents"), and (b) the Proposal. Also pursuant to Rule 14a-8(j), we are forwarding a copy of these materials to each Proponent.

Enclosed also is an additional copy of this transmittal letter. Please mark this copy with your file stamp and return it to us in the enclosed return envelope.

If you have any questions or wish to discuss this matter further, please feel free to call me at (817) 570-1625. My fax number is (817) 570-1647.

Sincerely,

Paul W. Talbot
Associate General Counsel

Enclosures
Cc: Mr. John K. S. Wilson – Christian Brothers Investment Services, Inc. and as representative of the Benedictine Sisters of Boerne, Texas
Sr. Susan Mika, OSB--The Benedictine Sisters of Boerne, Texas
L. Steven Leshin – Jenkens & Gilchrist, P.C.
T. Allen McConnell – Jenkens & Gilchrist, P.C.

Cash America®
Cash America International Inc.

1600 West 7th Street
Fort Worth, Texas 76102
817.335.1100

RECEIVED
2007 DEC 26 PM 6: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cash America International, Inc. – Shareholder Proposals Submitted by Christian Brothers Investment Services, Inc. and Co-Filer, the Benedictine Sisters of Boerne, Texas

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Cash America International, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2008 annual meeting of shareholders a proposal (the "Proposal") submitted by Christian Brothers Investment Services, Inc. ("CBIS") and its co-filer, the Benedictine Sisters of Boerne, Texas (collectively, the "Proponent").[1] A copy of the Proposal and correspondence with each Proponent is included in the materials attached hereto as Exhibits A and B. Such omission is in reliance on Rule 14a-8(i)(7), (i)(10), and (i)(3).

The Company intends to omit the Proposal on the alternative grounds that: the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations; the Proposal has been substantially implemented by the Company; and the Proposal is vague, indefinite and misleading in violation of Rule 14a-9.

The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits the Proposal for the reasons stated herein.

The Company expects to file its definitive 2008 proxy materials pursuant to Rule 14a-6(b) of the Act on or after March 13, 2008.

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[1] Because the co-filer proposals are identical and because a representative of Christian Brothers Investment Services, Inc., John K. Wilson, is appointed as the representative of the Benedictine Sisters of Boerne, Texas with respect to the Proposal, the Company is addressing the submissions as a single proposal.

**Summary**

The Proposal is in substance the same as the shareholder proposal that Proponent CBIS submitted for possible inclusion in the Company's proxy statement and form of proxy for its 2007 annual shareholders meeting (the "Prior Proposal").[2] The Staff concurred with the Company that the Prior Proposal could be excluded from the Company's 2007 proxy materials under Rule 14a-8(i)(7). See *Cash America International, Inc. (avaiable March 5, 2007) (referred to herein as "Cash America").*

Accordingly, we believe the Company may omit the present Proposal from the Company's proxy materials for it upcoming 2008 annual shareholders meeting for the same reasons that it was excludable last proxy season.

**General Background**

The Company, which was incorporated in 1984 to engage in the business of owning and operating pawnshops, provides specialty financial services to individuals. These services include pawn loans, which are non-recourse loans secured by tangible personal property, check cashing and related financial services. It also sells merchandise in its pawnshops, primarily the personal property forfeited in connection with its pawn lending operations.

The Company also offers short-term unsecured cash advances to individuals, commonly referred to as "payday loans," through most of its pawn lending locations, in standalone cash advance locations and via the internet. Many of the physical pawn and cash advance locations also offer check cashing services and other retail financial services and products such as money orders and money transfers. The Company's short-term unsecured cash advances have terms that typically run from seven to 45 days and are made in conformity with federal and state regulations to which the Company's activities are subject, including the federal Truth in Lending laws that require the

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[2] A comparison of the Prior Proposal with the current Proposal reveals just how virtually identical the two are. Indeed, the Proponent CBIS has readily admitted that the Proposal is not materially different from the Prior Proposal in correspondence it furnished to the Staff in connection with the Prior Proposal. In its letter requesting reconsideration dated March 14, 2007 to the Staff, Proponent CBIS stated:

> We make this request because we are unable to reconcile this Staff decision with previous Staff decisions that have decided that predatory lending by registrants which are banks or small loan companies raises an important policy issue, thereby rendering Rule 14a-8(i)(7) inapplicable. *Conseco, Inc. (April 5, 2001); Associates First Capital Corporation (March 13, 2000)[containing proposals identical to the present Proposal].* We fail to understand why this principle is not equally applicable to registrants that are payday lenders. In those letters, the proponent had requested a committee of the registrant's Board oversee "the development and enforcement of policies" to prevent predatory lending by the Company" [sic]. <u>We fail to see how this is materially different</u> from the Proponent's request that a committee of the Board develop a "standard of suitability" for its loans or why one proposal deals with "credit policies, loan underwriting and customer relations", but the other does not. (emphasis added).

Company to fully disclose the payment terms and annual percentage rates of its loans to all borrowers.

As of September 30, 2007, the Company provides these specialty financial services through 936 total locations and via the internet.

**The Proposal**

On November 16, 2007, the Company received the Proposal from CBIS and a related supporting statement (the "Supporting Statement"). On November 28, the Company received the same Proposal from its co-filer. The Proposal requests that the Board of Directors (the "Board") of the Company form an independent committee of outside directors to oversee the amendment of the current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices and provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by May 2009.

We note for the Staff that the Proponent has crafted the current Proposal to be virtually identical to the proposals proffered to Conseco, Inc. for the 2001 proxy season and to Associates First Capital Corporation for the 2000 proxy season.[3] In each of those instances, the Staff did not concur with the issuer that such proposals were excludable. *See Conseco, Inc. (available April 5, 2001) (referred to herein as "Conseco") and Associates First Capital Corporation (available March 13, 2000) (referred to herein as "Associates First Capital").* However, the fact that the Proponent has now repackaged the excluded Prior Proposal in an attempt to mimic the wording of the proposals in *Canseco* and *Associates First Capital* and by "piggy backing" on their language does not make the excludable Prior Proposal now includable in the Company's 2008 proxy materials.

That tactic does not alter the fact that the present Proposal is in substance the same as the excluded Prior Proposal and the present Proposal is excludable from the Company's proxy materials for it upcoming 2008 annual shareholders meeting for the same reasons that the Prior Proposal was excludable last proxy season. [4] See *Cash*

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[3] Each of such proposals called for: (A) the appointment of a committee of outside directors; (B) such committee to oversee the development and enforcement of policies to ensure that the companies and their employees do not engage in predatory lending practices; and (C) the companies to publicly report to shareholders on the results of these exercises. The Staff should note that these three elements are also contained (in each case, with almost identical language) in the current Proposal from the Proponent.

[4] The current Proposal and the Prior Proposal are not different. Each proposal concerns itself with predatory lending and each involves calls for formation of committees of the board to establish policies designed to address predatory lending, relying on the very same social policies allegations, i.e., predatory lending allegations, to attempt to overcome the ordinary business exclusion under Rule 14a-8(i)(7). That the subject matter of the social policy is the same and that both concern the Company's lending practices demonstrate the sameness of this Proposal and the Prior Proposal. The Prior Proposal contained recitals attacking the practice of cash advance loans made by the Company, referring to those loans as "predatory" loans, and requested that the Board appoint a committee of the Board to develop a standard of suitability for the Company's products, develop internal controls relevant to the implementation of the suitability

*America.* The Staff in reaching its conclusion in *Cash America* considered the Proponent's vehement argument that payday lending is predatory and that it presents a "sufficiently significant social policy" issue to "transcend the day-to-day business matters" of a company and trump the ordinary business foundations that form the basis of the Rule 14a-8(i)(7) exception. *See Commission Release No. 34-40018 (May 21, 1998).* The Staff did not accept this contention and found instead that the Prior Proposal, which, again, is in substance the same as the current Proposal, related to "Cash America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations.) *See Cash America.* As described in more detail below, the current Proposal clearly deals with the Company's credit policies, loan underwriting and customer relations and is, therefore, excludable from its proxy.

**Discussion**

*1. The Proposal clearly relates to the ordinary business operations of the Company (i.e., credit policies, loan underwriting and customer relations) and, therefore, may be omitted from the Company's Proxy materials pursuant to Rule 14a-8(i)(7).*

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has elaborated on the policy underlying this provision, noting that the policy is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." *Commission Release No. 34-40018 (May 21, 1998).* Central to this policy are two considerations. First, that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* Second, a proposal may seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.*

Under Commission precedent, a shareholder proposal is considered to deal with "ordinary business" operations when it relates to matters that are so fundamental to

standard, and create a public reporting standard that assesses the Company's success in providing loans that meet the suitability standard. Here too, the present Proposal calls for the same suitability standards, stating in the very first sentence of the first recital the precise same focus, as last year, on suitability of borrowers, stating: "Our company provides consumer cash advances . . . but unlike many financial service providers, our company makes little effort to ensure the suitability of its products for borrowers", the exact same opening sentence of the Prior Proposal. Further, the absence of meaningful distinction between the Prior Proposal and the present Proposal is illuminated in a letter from counsel for the Proponent in its correspondence to the Staff dated February 5, 200[7] [sic] in response to the Company's no action letter request. There, he argued that "[i]t should be more than abundantly clear from the materials discussed in the prior 'Background' portion of this letter, as well as the interest rates charged by Cash America . . . that payday lending is a form, indeed a particularly pernicious form, of predatory lending. Consequently, the Proponent's shareholder proposal is not excludable under the rubric of ordinary business." See *Cash America International Inc.* (available March 5, 2007).

management's ability to run a company on a day-to-day basis that they are not appropriate for shareholder oversight. Further, in order to constitute "ordinary business" subject matter, the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Commission Release No. 34-40018 (May 21, 1998).*

Recent controlling precedent of the Staff clearly establishes that the Proposal relates to the ordinary business operations of the Company. That there is controlling precedent is not at all remarkable, except that a portion of the controlling precedent involved the Company, the same Proponent, CBIS, and virtually the same proposal. As recently as March 5, 2007, the Staff permitted the Company to exclude from its proxy materials a proposal virtually identical to the Proposal submitted to the Company this year by the same Proponent (CBIS) because the Prior Proposal related to the Company's "ordinary business and operations (i.e., credit policies, loan underwriting and customer relations)". See *Cash America.*

The Staff's determination in March 2007 in *Cash America* was not surprising in light of two recent no actions letters where the Staff specifically considered proposals bearing on a company's loan making policies and decisions, and the proponents' efforts to cast the proposals as social issues of predatory lending in an attempt to override its "ordinary business" subject matter. In each case, the Staff expressed the view that there was a basis for exclusion of the proposals under Rule 14a-8(i)(7), as relating to credit policies, loan underwriting and customer relations. Accordingly, the Staff advised these companies it would not recommend enforcement action if the companies omitted the proposals from their proxy materials in reliance on Rule 14a-8(i)(7). *See Bank of America Corp. (available March 7, 2005) (referred to herein as "Bank of America") and Wells Fargo & Company (available February 16, 2006) (referred to herein as "Wells Fargo").* That controlling precedent led to the Staff's similar determination in *Cash America.*

Based on the Staff's determinations in *Cash America, Bank of America and Wells Fargo*, the Company once again this year believes the Proposal is excludable under Rule 14a-8(i)(7) for the same reasons as expressed in those letters, i.e., as relating to credit policies, loan underwriting and customer relations.

One need go no further than the Proponent's Supporting Statement submitted with the Proposal to ascertain clearly that the Proposal relates to credit policies, loan underwriting and customer relations. There, the Proponent states the following:

> Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:
>
> - *Metrics to determine whether loans were consistent with the borrowers' ability to repay;*

- *Results of our company's efforts to be transparent regarding the terms of loan amounts, and*

-- *An assessment of the reasonableness of collection procedures.* (emphasis added)[5]

Can there be any doubt that the Proposal relates to credit policies, loan underwriting and customer relations, when the Proposal calls for metrics to determine whether a loan is consistent with a borrower's ability to repay? Or, that it relates to credit polices, loan underwriting and customer relations when the Proposal calls for transparency of loan terms or deals with collection procedures? Because each of these elements undeniably relates to the Company's credit policies, loan underwriting and customer relations, just as the Staff provided in *Cash America, Bank of America* and *Wells Fargo*, the Proposal is excludable under Rule 14a-8(i)(7) from the Company's 2008 proxy materials.

Like the proposals in *Cash America, Bank of America* and *Wells Fargo,* the Proposal here seeks to involve the shareholders in the processes by which the Company determines the customers to whom it provides services and products, as well as its credit policies, loan underwriting criteria and customer relationships. Amendment to policies and development of enforcement mechanisms to prevent employees and affiliates from engaging in particular lending practices as requested in the Proposal necessarily implies credit policies and decisions, underwriting criteria and other policies used by the Company in deciding whether to lend to a particular consumer and on what terms to extend credit based on the credit profile of the customer. These decisions and the formulations of these policies are central to the Company's day-to-day business operations and are precisely the type of functions that the Staff has concluded fit within the ordinary business operations exception provided in Rule 14a-8(i)(7). The Proponent's pejorative characterization of the lending practices as predatory does not alter that the undeniable fact that the Proposal seeks to involve the shareholders in the Company's loan practices and policies (which necessarily implicates credit policies, loan underwriting criteria and customer relationships).

The Company is mindful of the admonition in *Commission Release No. 34-40018 (May 21, 1998)* that proposals focusing on "sufficiently significant policy issues...would not be considered to be excludable, because the proposals would transcend the day-to-day business matters." However, the Staff, in the same Release, cautioned that it also considers the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Commission Release No. 34-40018 (May 21, 1998).* The Staff has considered specifically whether shareholder proposals, such as the Proposal, which revolve around companies' credit policies, loan underwriting and customer relations in the payday loan arena, raise social policy issues of such significance as to counterbalance a shareholder request, such as the Proposal, that seeks to "micro-manage" and subject to "shareholder oversight" fundamental aspects of a

[5] The three bullet points contained in the supporting statement associated with the Proposal are identical to the same three bullet points urged in the supporting statement submitted with the Prior Proposal.

lending institution's day-to-day operations. To this argument, *Cash America, Bank of America* and *Wells Fargo* provide the controlling authority.

In each of *Cash America, Bank of America* and *Wells Fargo*, the social policy issue surrounding payday lending was argued by the proponent, but not accepted by the Staff. Indeed, in *Cash America,* the same Proponent here, CBIS, vigorously argued that "shareholder proposals on predatory lending raise important policy issues and are not excludable by virtue of Rule 14a-8(i)(7)" relying on *Conseco and Associates First Capital.* There, the Proponent argued that *Bank of America* and *Wells Fargo* were distinguishable and, therefore, not controlling. In *Cash America*, the Staff declined to accept the Proponent's argument that shareholder proposals on predatory lending were not excludable on the basis of the assertion that the proposals involved significant social policy issues. That assertion failed because, like here, the proposal related to credit policies, loan underwriting and customer relations, just as in *Bank of America* and *Wells Fargo.*

The Company believes that the Staff's precedent in *Cash America, Bank of America* and *Wells Fargo* establishes that the Proposal is excludable based on the ordinary business exclusion and that this exclusion, as in *Cash America, Bank of America* and *Wells Fargo*, is not overridden by the Proponent's assertions of social issues revolving around payday lending. We know of no reason why the Staff's earlier determination just last year provided to the Company in *Cash America*, and its controlling precedent in *Bank of America* and *Wells Fargo*, is not controlling or should be altered.

In conclusion, for the same reasons that the Company could omit the Prior Proposal from its 2007 proxy materials in reliance upon *Cash America*, and in light of the other controlling precedent discussed herein, we believe that the Company may omit the Proposal from the Company's 2008 proxy materials under Rule 14a-8(i)(7).

*2. The Proposal may be omitted under Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company.*

The Commission allows a proposal to be excluded from proxy materials if it has already been substantially implemented. *See Rule 14a-8(i)(10).* The Proposal is excludable under this provision because the Company already maintains policies and procedures designed to address the "suitability" concerns that underlie the Proposal. The Proponent cannot hide behind its overly broad and vague statement that it wants policies and procedures designed to prevent "predatory lending practices" as a means to deny the fact that the Company maintains a thorough set of policies and procedures designed to ensure that the Company and its employees comply with applicable law in the provision of Company products and that "ensure the suitability of its product for borrowers." *See the Proposal.* The fact that the suitability standards developed by the Company may be different than suitability standards the Proponent may be contemplating does not defeat the conclusion that the Proposal has been substantially implemented.

As a fundamental principle, the Company maintains lending criteria, including underwriting parameters, reflecting the suitability of particular loans and loan amounts that may be appropriate for borrowers. These criteria include, with respect to the short-term cash advances that are identified as payday loans in the Proposal, proprietary credit scoring developed by the Company, including a prospective borrower's take home pay, length of residence at a particular location, length of current employment, whether the prospective borrower has defaulted on a previous loan, and similar criteria. These policies and procedures are designed and implemented by management of the Company, with oversight from the Board of Directors of the Company. They are impacted to a large degree by the extensive rules and regulations to which the Company's lending practices are subject. But, at the core of each lending decision by the Company is the decision as to whether the loan in question is suitable for the borrower based on criteria already established by the Company and its management team. The fact that the Proponent may not agree with these suitability criteria does not mean that they do not exist. Moreover, a requirement to publicly report specific suitability criteria would harm the Company by putting proprietary information in the hands of the Company's competitors.

The Company, by virtue of Section 404 of the Sarbanes-Oxley Act of 2002, is required to maintain effective internal controls over financial reporting to ensure that the loans the Company makes are properly reported on its financial statements in accordance with generally accepted accounting principles. The Company, through its proprietary point of sale system, maintains effective controls over the established suitability criteria in its day-to-day operations to assure that established suitability criteria are adhered to. The Company must also continually monitor its compliance with applicable laws and Company policies. Moreover, the Company maintains a compliance and loss prevention function that, among other things, tests the Company's actual lending practices against the established suitability criteria and monitors its compliance with applicable laws and Company policies.

*3. Because the Proposal contains materially false and misleading statements, the Proposal may be omitted under Rule 14a-8(i)(3), or must be timely modified.*

Rule 14a-8(i)(3) provides that the Company may exclude a shareholder proposal if the "proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials." The Proposal contains a number of false or misleading statements throughout several of the "Whereas" clauses.

The Proposal first improperly suggests that the Company has not developed any standards for suitability of its products. This characterization is false and misleading since the Company has developed suitability standards the results of which are reviewed by the Board of Directors of the Company, despite the suggestion to the contrary. In its very essence, what this Proposal amounts to is not a call to develop policies and practices regarding to whom the Company lends; but rather it is a Proposal that calls for the shareholders to intrude into the Company's lending practices to establish practices and policies favored by the Proponent that are different than those employed by the Company. For that reason, the Proposal in its nature is misleading. As a result, the Proposal is vague, uncertain and misleading in its entirety and it should be excluded, having been based entirely on a false premise.

The Proposal also makes the statement that "but unlike many providers of financial services, our company makes little or no effort to ensure that its product is suitable for borrowers." This statement is false and misleading in several respects. First, it says that the Company makes "little or no effort" to see that financial products are suitable to its borrowers. This is simply untrue. The Company knows and understands the needs and financial ability of its customers to borrow and repay loans from the Company. Most of this information is obtained through the Company's underwriting processes. The Company makes significant efforts to understand its customers and assure that the products are suitable for them. Many of the Company's borrowers have limited access to other forms of credit, and the Company has tailored products and services designed to meet their needs, including the extension of a short term loan to meet a past due or maturing obligation. Second, the Proposal alleges that the Company compares unfavorably to other lenders since other lenders, unlike the Company, do seek to ensure their products are suitable for borrowers. However, the Proponent fails to identify any examples or source for the statement that many financial service providers provide suitability standards for their borrowers or any basis for its allegation that the Company is unlike these other unidentified lenders, leaving the assertion as simple speculation. Even if this statement were objectively supportable, the Proponent fails to identify any other companies that provide payday lending to support its assertion. Accordingly, the statement is misleading because it implies, but does not support, the idea that most payday lenders have suitability standards of the kind proposed by the Proponent. Finally, the Proposal suggests that the Company does not disclose to its customers the costs of obtaining payday loans. This is demonstrably false. The Company, in complying with the numerous lending statutes and regulations to which it is subject, including the Federal Truth in Lending statutes, clearly and prominently discloses to each borrower the fees and costs associated with the Company's loan products.

**Conclusion**

For all the reasons set forth above, the Company respectfully submits that the Proposal can properly be excluded from the Company's 2008 proxy materials in accordance with Rule 14a-8.

In accordance with Rule 14a-8(j), we are informing the Proponent of the Company's intention to omit the Proposal from its 2008 proxy materials by sending the Proponent a copy of this letter and the attachments hereto. Exhibit A hereto contains a copy of the Proposal, the Supporting Statement and the correspondence received by the Company from the Proponent. We are enclosing seven copies of this letter and enclosures and request that you acknowledge receipt by stamping and returning one copy of the letter and enclosures in the enclosed self-addressed, stamped envelope.

In accordance with Staff Legal Bulletin No. 14C (CF), we advise you that the address and facsimile numbers of the Proponent are set forth on the cover letters that the Company received from the Proponent, which is included in Exhibit A. There has been no further correspondence exchanged with the Proponent relating to the Proposal. We request that you transmit your response by facsimile to me at (817) 570-1647.

If you have any questions or desire to discuss this matter further, please feel free to call the undersigned at (817) 570-1625. You may also contact me via e-mail at ptalbot@casham.com.

Sincerely,

Paul W. Talbot
Associate General Counsel

Enclosures

cc: Mr. John K. S. Wilson – Christian Brothers Investment Services, Inc. and as representative of the Benedictine Sisters of Boerne, Texas
Sr. Susan Mika, OSB--The Benedictine Sisters of Boerne, Texas
L. Steven Leshin – Hunton & Williams LLP
T. Allen McConnell – Hunton & Williams LLP.

EXHIBIT A

CBIS

*Christian Brothers Investment Services, Inc.*

November 15, 2007

Mr. Daniel R. Feehan
President, CEO and Director
Cash America
1600 West 7th Street
Fort Worth, TX 76102-2599

**RE: Agenda Item for 2008 Annual Shareholder Meeting**

Dear Mr. Feehan:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2008 Annual Meeting of Stockholders of Cash America. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 4,500 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2008 Meeting.

The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

John K.S. Wilson
Director - Socially Responsible Investing

*New York*
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

*Chicago*
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

*San Francisco*
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

*www.cbisonline.com*

**Establish Anti-Predatory Lending Policies**
**(Cash America)**

**Whereas:**

Our company provides consumer cash advances, or "payday loans," but unlike many financial services providers, our company makes little effort to ensure the suitability of its products for borrowers.

According to the Cash America website, the annual percentage rate for a typical payday loan exceeds 400%, though a study found that nearly half of all borrowers believed their rate to be under 30% (Credit Research Center, 2001).

The industry claims that these loans are for occasional short-term cash needs only, yet many borrowers obtain frequent payday loans. According to a 2003 Iowa Banking Division study, the average payday borrower in Iowa received 12 such loans per year, suggesting that many people may be using cash advances to roll over or "flip" earlier payday loans.

According to the Coalition for Responsible Lending, the average payday loan borrower pays nearly $800 to repay a loan of $325. Since most payday loan customers are of low or moderate income, frequent roll-overs of cash advances could result in a "debt trap" from which some would be unable to emerge.

Critics have identified several industry activities as "predatory," including:

- Triple digit interest rates and poor disclosure of borrowing costs;
- Loan flipping;
- Mandatory arbitration clauses; and
- Little or no consideration of borrowers' ability to repay.

Policymakers are increasingly restricting the practice of payday lending:

- All four national banking regulators effectively prohibit banks under their supervision from marketing payday lending products.
- At least eleven states passed laws that effectively end the practice, with the District of Columbia doing so in September 2007.
- Federal law caps loans to U.S. Military service personnel at 36%.
- Legislation recently introduced in Congress would ban lending based on post-dated checks or debits drawn on depositary institutions, a key industry practice.

The academic and political consensus is increasingly that payday loans harm the interests of working poor and military customers. The media has extensively covered the high financial and professional price military customers pay for payday loans, and the industry has been criticized for targeting military families for "predatory" loans.

**Resolved**: Shareholders request that the board of directors of Cash America form an independent committee of outside directors to (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by May 2009.

**Supporting Statement**

Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- Metrics to determine whether loans were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

<u>EXHIBIT B</u>




# Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax


November 26, 2007

DANIEL R. FEEHAN, CEO
CASH AMERICA INTERNATIONAL, INC.
1600 W. 7th Street
FORT WORTH, TX 76102

Dear Mr. Feehan,

On behalf of the Benedictine Sisters of Boerne, Texas, I write to give notice that pursuant to the 2008 proxy statement of CASH AMERICA INTERNATIONAL, INC. and Rule 14a-8 under the Securities Exchange Act of 1934, the Benedictine Sisters intend to co-file the attached proposal with Christian Brothers Investment Services for consideration at the 2008 annual meeting of shareholders. We are the beneficial owner of at least $2,000 worth of the shares and have held these shares for over one year. In addition, we intend to hold the shares through the date on which the Annual Meeting is held.

John K. Wilson, Christian Brothers Investment Services, will be our representative regarding this resolution and can be reached at 212-490-0800.

Sincerely,

Sr. Susan Mika, OSB
Director, Corporate Responsibility

Enclosure

## Establish Anti-Predatory Lending Policies (Cash America)

**Whereas:**

Our company provides consumer cash advances, or "payday loans," but unlike many financial services providers, our company makes little effort to ensure the suitability of its products for borrowers.

According to the Cash America website, the annual percentage rate for a typical payday loan exceeds 400%, though a study found that nearly half of all borrowers believed their rate to be under 30% (Credit Research Center, 2001).

The industry claims that these loans are for occasional short-term cash needs only, yet many borrowers obtain frequent payday loans. According to a 2003 Iowa Banking Division study, the average payday borrower in Iowa received 12 such loans per year, suggesting that many people may be using cash advances to roll over or "flip" earlier payday loans.

According to the Coalition for Responsible Lending, the average payday loan borrower pays nearly $800 to repay a loan of $325. Since most payday loan customers are of low or moderate income, frequent roll-overs of cash advances could result in a "debt trap" from which some would be unable to emerge.

Critics have identified several industry activities as "predatory," including:

· Triple digit interest rates and poor disclosure of borrowing costs;

· Loan flipping;

· Mandatory arbitration clauses; and

· Little or no consideration of borrowers' ability to repay.

Policymakers are increasingly restricting the practice of payday lending:

· All four national banking regulators effectively prohibit banks under their supervision from marketing payday lending products.

· At least eleven states passed laws that effectively end the practice, with the District of Columbia doing so in September 2007.

· Federal law caps loans to U.S. Military service personnel at 36%.

· Legislation recently introduced in Congress would ban lending based on postdated checks or debits drawn on depositary institutions, a key industry practice.

The academic and political consensus is increasingly that payday loans harm the interests of working poor and military customers. The media has extensively covered the high financial and professional price military customers pay for payday loans, and the industry has been criticized for targeting military families for "predatory" loans.

**Resolved**: Shareholders request that the board of directors of Cash America form an independent committee of outside directors to (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by May 2009.

**Supporting Statement**

Shareholders have no means of evaluating the effectiveness of current company policies.

Reports to shareholders on our company's anti-predatory lending policies should include:

- Metrics to determine whether loans were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

Fidelity
INVESTMENTS

November 19, 2007

Congregation of Benedictine Sisters
416 W. Highland Dr.
Boerne, TX 78006

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own 1600 shares of Cash America Intl Inc. (symbol CSH) common stock. The shares are held in the account of the Congregation of Benedictine Sisters at Fidelity Investments. The shares have been in the account since it was transferred to Fidelity Investments from Broadway Brokerage on January 18, 2006.

Sincerely,

Lexia Limon
Client Services Specialist

Fidelity Brokerage Services LLC
14100 San Pedro, Suite 110
San Antonio, TX 78232
Phone: 210 490-1905
800 272-7569

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com


January 19, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Cash America International Inc.

Dear Sir/Madam:

I have been asked by the Christian Brothers Investment Services, Inc. and the Benedictine Sisters of Boerne, Texas (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Cash America International, Inc. (hereinafter referred to either as "Cash America" or the "Company"), and who have jointly submitted a shareholder proposal to Cash America, to respond to the letter dated December 21, 2007, sent to the Securities & Exchange Commission by the Company, in which Cash America contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Cash America's year 2008 proxy statement and that it is not excludable by virtue of any of the cited rules.

---

The Proponents' shareholder proposal requests Cash America's Board to adopt policies to prevent predatory lending by the Company and to report to the shareholders with respect to this policy.

## INTRODUCTION

The Company is in the "payday lending" business and engages in predatory lending practices. On the Company's web site is a list of the APRs charged by Cash America for its pay day loans in each of the 18 states in which it operates. There appears to be considerable evidence that Cash America does not operate in states that attempt to bar predatory practices in payday lending. (See the editorial comments at the fifth line from the top on page 6 of this letter and at the top line and the eleventh line on page 7 of this letter.) States are listed alphabetically and the Company states that in the first state listed, Alaska, the APR on a 14 day loan is 521.43%. This is fairly typical, as the APRs range from 365% (only five states have APRs below 400%) to 533.16%. The average APR appears to be approximately 451% and the median APR approximately 460%. Thus, if the median payday loan is rolled over for an entire year, the victim of the predatory lending practice would have paid about $4.60 for each dollar initially borrowed, and yet would still own that original dollar. (Renewing the loan each payday is normal industry practice.)

## BACKGROUND

The serious social consequences of the form of predatory lending known as payday lending recently led Congress to pass a law that prohibits payday lending to military personnel and their families at interest rates higher than 36% APR. See 10 USC 987, enacted as part of the National Defense Authorization Act for Fiscal Year 2007. We note that the median payday loan made by Cash America carries an APR some 13 times the Federal limit set in that statute. The anti-predatory payday loan provision was added to the Authorization Act by a unanimous vote in the Senate.

In connection with the enactment of 10 USC 987, the U.S. Senate Committee on Banking, Housing and Urban Affairs held a hearing on September 14, 2006, to conduct a review of a document, dated August 9, 2006, prepared by the Department of Defense entitled "Report on Predatory Lending Practices Directed at Members of the Armed Forces and Their Dependents" (the "Report"). The Report had been prepared by the Department of Defense in response to a Congressional mandate requiring such a report which mandate was contained in Section 579 of the National Defense Authorization Act for Fiscal Year 2006. At the hearing, the then Chairman of the Committee, Senator Richard Selby (R. AL), stated:

> Although predatory lending schemes differ in their details, they share certain characteristics. For example, some lenders target financially inexperienced consumers and make loans without regard to the consumer's ability to repay. The

lending products they offer also feature high interest rates and fees. These lenders often count on the fact that borrowers will be unable to pay the loan in full when due, forcing borrowers to seek additional loans which generate more fees. The end result is often the same: mounting debt, deteriorating credit rating, and reduced availability of credit sources.

The Executive Summary of the 92 page Department of Defense Report included the following (at page 4) as among the characteristics of predatory lending to military personnel:

> (2). Predatory lenders make loans based on access to assets (through checks, bank accounts, car titles, tax refunds, etc.) and guaranteed continued income, but not on the ability of the borrower to repay the loan without experiencing further financial problems.
> (3). . . . Increasingly the Internet is used to promote loans to Service members.
> (4). Predatory products feature high fees/interest rates, with some requiring balloon payments, while others pack excessive charges into the product. . .
> (5). Most of the predatory business models take advantage of borrower's inability to pay the loan in full when due and encourage extensions through refinancing and loan flipping. These refinances often include additional high fees and little or no payment of principal.

In addition to describing, in Appendix 4, the various actions, including education programs, that the military itself is taking, at considerable expense, to protect its personnel from predatory payday lending, the Report lists a number of reforms in payday lending that it recommends, including the following (at pages 6-8):

> (1). **Require that unambiguous and uniform price disclosures be given to all Service members and family members regard to any extension of credit (excluding mortgage lending). . . .**
> (2). **Require a federal ceiling on the cost of credit to military borrowers, capping the APR to prevent any lenders from imposing usurious rates. . .**
> (3). **Prohibit lenders from extending credit to Service members and family members without due regard for the Service member's ability to repay.**
> (a). Prohibit lenders from using checks, access to bank accounts and car title pawns as security for obligations. These methods provide undue and coercive pressure on military borrowers and allow lenders more latitude in making loans without proper regard for the Service member's ability to repay. They also place key assets at undue risk.
> (b). Restrict the ability of creditors and loan companies to require or coerce Service members into establishing allotments to repay their obligations. Allotments must be at the convenience and discretion of the military borrower and not a prerequisite for obtaining a loan.
> (4). **Prohibit provisions in loan contracts that require Service members and family members to waive their rights to take legal action. . . .**

**(5). Prohibit contract clauses that require Service members to waive any special legal protections afforded to them. . .**

Following the Executive Summary, the Report describes the prevalence of predatory lending around military bases. The primary predatory loan technique described in this section is payday lending (pages 9-14, over half of this section), followed by internet lending (also engaged in by Cash America) (pages 14-15), as well as four other predatory lending techniques (pages 15-19). Payday lending is described (page 14) as follows:

**a. Payday Lending**
Payday loans are small loans secured by the borrower's personal check or by an agreement to electronically withdraw payment from the borrower's bank account. Loans average about $350, are due in full on the next payday, typically in 14 days, and cost from 390 to 780% annual interest rate. Payday lending has emerged in the last ten years and is now allowed in thirty-nine states. Payday loans are made by storefront lenders, check cashing outlets, pawn shops, rent-to-own stores and via Internet sites.

The Report lists the following predatory characteristics of payday loans:

(1). Triple digit interest rate. Payday loans carry very low risk of loss, but lenders typically charge fees equal to 400% APR and higher.
(2). Short minimum loan term. 75% of payday customers are unable to repay their loan within two weeks and are forced to get a loan "rollover" at additional cost. In contrast, small consumer loans have longer terms (in NC, for example, the minimum term is six months.)
(3). Single balloon payment. Unlike most consumer debt, payday loans do not allow for partial installment payments to be made during the loan term. A borrower must pay the entire loan back at the end of two weeks.
(4). Loan flipping (extensions, rollovers or back to back transactions). Payday lenders earn most of their profits by making multiple loans to cash-strapped borrowers. 90% of the payday industry's revenue growth comes from making more and larger loans to the same customers.
(5). Simultaneous borrowing from multiple lenders. Trapped on the "debt treadmill", many consumers get a loan from one payday lender to repay another. The result: no additional cash, just more renewal fees.
(6). No consideration of borrower's ability to repay. Payday lenders encourage consumers to borrow the maximum allowed, regardless of their credit history. If the borrower can't repay the loan, the lender collects multiple renewal fees.
(7). Deferred check mechanism. Consumers who cannot make good on a deferred (post-dated) check covering a payday loan may be assessed multiple late fees and NSF check charges or fear criminal prosecution for writing a "bad check."
(8). Mandatory arbitration clause. By eliminating a borrower's right to sue for abusive lending practices, these clauses work to the benefit of payday lenders over consumers.

> Check-holding, a central feature of payday loans, is particularly risky for military borrowers. Every payday loan involves a prospective "bad" check. Military borrowers are required to maintain bank accounts in order to receive direct deposit of military pay and are subject to the Uniform Code of Military Justice that penalizes deliberately writing a check not covered by funds on deposit. Borrowers become trapped in repeat borrowing or renewals of loans in order to keep the check used to obtain the loan from bouncing, a key reason that payday loans are debt traps.
>
> The two-week loan payday lenders claim they are providing is virtually nonexistent. Research by Center for Responsible Lending shows that only one percent of loans go to borrowers who take out one loan in a year. Indeed, the industry relies on revenue from borrowers caught in a debt trap. Ninety-one percent of payday loans go to borrowers with five or more loan transactions per year. They are trapped in this wage-stripping debt through loan terms that require them to either pay off the entire principal on payday, which most of these borrowers cannot afford to do, or to pay another fee of about $50 every payday for weeks, months, or years as they repeatedly roll over the loan or renew it in a back-to-back transaction. They do this to avoid default, for if the lender deposits their uncovered check, they face serious consequences. This debt trap is the rule, not the exception: the average borrower pays back $834 for a $339 loan.

In a section of the Report entitled "**Need for Federal and State assistance**" (page 45), it was stated:

> The Department of Defense cannot prevent predatory lending without assistance from Congress, the state legislatures, and federal and state enforcement agencies. Although the Department can assist with enforcing stronger laws and regulations through its disciplinary process and can educate Service members on their rights and recourse, statutory protections are necessary to protect Service members from unfair, deceptive lending practices and usurious interest rates and to require uniform disclosure of credit costs and terms. **Specifically, lenders should not be permitted to base loans on prospective bad checks, electronic access to bank accounts, mandatory military allotments, or titles to vehicles.** [Emphasis supplied.] All costs involved in borrowing should be included in interest rate calculations and disclosures. Laws and regulations must be changed to close regulatory loopholes that leave non-resident military borrowers unprotected in many states.
>
> **It is clear that the payday lending business model is based on the repeat collection of high loan fees from one borrower in successive transactions, without the extension of new principal.** [Emphasis supplied.] The industry has a vested interest in legislation and regulations that allow the high fees and repeat borrowing cycle to continue. As states work to balance the need for short-term credit with effective borrower protections, regulation of the payday lending industry presents a daunting challenge.
>
> In 2004, The Department called on the states to support 10 key issues that would improve the quality of life for Service members and their families. One of the ten

issues requested that states enforce their usury laws to prohibit predatory payday lending. To date, eleven states have met that standard by preventing triple-digit interest rates for payday loans including the States of Connecticut, Georgia, Maine, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Vermont, and West Virginia. [Editorial comment: Please note that according to the list of states on its website, Cash America apparently does not make payday loans in any of these states that restrict exorbitant interest rates on payday loans.] These states have been successful in maintaining strong usury laws and aggressively enforcing those laws. Despite Arkansas's low constitutional usury cap, the state has permitted payday lenders to charge triple-digit interest rates, including to airmen stationed at Little Rock.

For example, the State of Georgia recently enacted a tough anti-payday loan law to close loopholes and strengthen penalties against lenders that exceed the state's 60% usury cap. The presence and testimony by Navy personnel before the Georgia State Legislature sparked its passage. In North Carolina, state legislators refused to reauthorize its payday lending law following the 2001sunset of its original authorization. Following the sunset, payday lenders tried to circumvent North Carolina's 36 percent APR small loan usury cap with the "rent a bank" model, i.e. affiliating with an out of state bank. In December 2005, the North Carolina Commissioner of Banks ruled that Advance America was making illegal loans under this model, and ordered them to cease and desist. Several months later, the State Attorney General reached consent agreements with the three payday chains still operating in the state, forcing them to also stop their payday lending in North Carolina.

In the other thirty-nine states, a variety of laws have been enacted to authorize loans based on checks drawn on insufficient funds and costing over 300 percent APR. Many of these States that have legalized payday lending have included in their authorization statutes a variety of provisions purporting to lessen the harm of repeat borrowing that result from the design of these loans. These provisions include mandatory databases, cooling off periods, attempts to stop rollovers and back-to-back transactions, and attempts to stop borrowing from multiple lenders. Even with the addition of all these "consumer bells and whistles," these laws do not stop the debt trap.

For example, when some states banned "rollovers," meaning the borrower could extend the loan for another fee without paying it back, payday lenders attempted to circumvent this reform by offering back-to-back transactions. The borrower paid off the loan and immediately opened a new one for the same amount. This had the same detrimental effect on the borrower, and also allowed the payday lender to call the transaction a "new" loan, even though they were handing back the same amount of money. Even when the transactions are separated by a couple of days or a week, the borrower is still caught in the cycle of debt. If they were using these loans as an occasional boost to get to the next payday, they would have only a few loans a year, with weeks or months between.

As another example, the State of Florida limits borrowers to one loan at a time from all lenders, enforced by a data reporting system licensees must use. Other states using databases include the States of Illinois, Oklahoma, North Dakota, and

Michigan (in the near future). [Editorial comment: : Please note that according to the list of states on its website, Cash America apparently does not make payday loans in any of these data reporting states except Oklahoma, whose law apparently has been ineffective as noted in the next sentence of the Report.]
Unfortunately these attempts have been unsuccessful; even with loan restrictions and enforcement tools, the average borrower in Florida takes out eight loans per year and the average borrower in Oklahoma takes out nine payday loans per year. Some state payday loan laws include limits intended to prevent repeat borrowing but are easily circumvented. For example, the recent Illinois payday loan law is widely touted by the payday loan trade association as a model of protections. [Editorial comment: Please note that according to the list of states on its website, Cash America apparently does not make payday loans in Illinois or in Oregon, described in the next paragraph of the Report.] It permits total loans up to $1,000 or 25 percent of gross monthly income, caps rates at over 400 percent ARY for two-week loans, permits borrowers to have two loans at the same time, imposes a seven-day recovery period after borrowers have used loans for 45 days, and provides for an extended repayment plan only after repeat use of these loans. Loan restrictions are monitored through a central database. Illinois officials report that payday lenders are evading these limitations by getting another form of state license and making loans at similar rates for longer periods of time.
The State of Oregon recently enacted a law to cap payday loan rates at 36 percent interest and a fee of $10 per $100 borrowed with a minimum 31-day repayment period. Similar limits were contained in a proposed referendum where advance polling showed 72 percent of the populace supported the protections in the Oregon ballot proposal. Although the new law will not take effect until mid-2007, payday lenders are already switching to a lender's license that does not cap rates or put any limits on repeat borrowing in order to avoid these restrictions.

**b. State Legislative Recommendations**

The most effective state protections combine strict usury limits and vigorous enforcement. The failure of numerous states to enforce their small loan laws and regulations with predatory lenders who target both resident and non-resident military personnel leaves these borrowers unprotected from loans with high rates and packed with extra fees and insurance premiums. Effective state legislative and regulatory assistance that provides access to responsible and affordable credit that improves Service members' lives is needed.

**c. Congressional Legislative Recommendations**

Effective Congressional legislation is also needed. The following Congressional legislation has been introduced during this session, which has the potential to protect Service members and their families from predatory lenders:
(1). Amendment to S. 2766, the Defense Authorization Bill of 2007. This amendment was offered by Senators Talent (R-Mo) and Nelson (D-Florida) and passed the Senate unanimously on June 22, 2006. It would cap interest rates for loans to Service members and their dependents at no more than 36 percent APR including all fees for credit related services EXCEPT bona fide credit insurance. If a state has a lower rate cap, that would apply. This amendment is nearly identical to H.R. 97 listed below.

(2). H.R. 97, introduced by Representative Graves (R-Mo), would place a 36 percent APR limit on loans made to Service members and restrict automatic renewal, refinancing, repaying or consolidation of loans using the proceeds of other loans. The rate cap does not include the cost of ancillary products sold with the loan or provide a private right of action to make the protections enforceable.
(3). S. 1878, introduced by Senator Akaka (D-HI), and H.R. 5350, introduced by Representative Udall (D-NM), would prohibit loans secured through the use of checks, share drafts, or electronic access to bank accounts for all borrowers. In addition, the bills prohibit depository institutions from directly or indirectly making payday loans. Rep. Udall's bill also calls on the Federal Reserve Board to study better cost disclosure rules under Truth in Lending.
(4). H.R. 458, introduced by Representative Davis (R-KY), contains a Title II that provides some limitations for a subclass of lenders termed "military lenders" (defined as either explicitly marketing to Service members or having more than 10 percent of customers in the military) and primarily targets military installment loan companies. Title II applies to collection actions, including limits on garnishment, contacting unit commanders, requiring Service members to waive their Service Members Civil Relief Act (SCRA) rights, and restrictions on using military terms to market their products. These restrictions are currently largely addressed in statute and DOD policy. Title II does not limit the cost of loans or prohibit the solicitation of unfunded checks or pledge of car titles to secure loans. Provisions that only impact collection actions of lenders fail to address the terms of loans that make them harmful to Service members, such as usurious interest rates, a requirement to write checks without funds on deposit or to sign over a car title or tax refund. Garnishments are covered by federal statute and include due process requirements and restrictions.

---

NB: As noted in the Report, Congressional sponsorship of anti-payday legislation was bipartisan, as illustrated by Sen. Selby's (R, AL) remarks quoted in the second paragraph of this "Background" section of this letter and the fact that the legislation was passed unanimously in the Senate. Similarly, in a Business Week article (January 8, 2007), Senator John Warner (R, VA) is quoted with respect to the new law as follows:

> Congress has an absolute responsibility to protect members of the military and their families from such unfair practices.

At about the same time, on January 9, 2007, the Department of Defense issued a press release stating that it had "launched a new effort to educate servicemembers about the dangers of borrowing from 'loan shark' lending companies". The press release goes on to say:

> The most prevalent type of loan-shark lending affecting military personnel is what is known as "payday loans".

Evidence showing concern about predatory payday lending is hardly restricted to actions taken by the executive and legislative branches of the Federal government. Many of the states have been equally concerned. In addition to the references in the DoD Report on activities by states to rein in predatory payday lending, we hereby incorporate by this reference the following Exhibits to the undersigned's letter dated February 5, 2006 [sic], to the Staff of the Commission in connection with a shareholder proposal submitted to Cash America for inclusion in its 2007 Proxy Statement: (i) Exhibit C, an article from the Milwaukee Journal of April 16, 2004 reporting that the Governor of Wisconsin had vetoed a bill restricting payday lending because it did not go far enough; (ii) Exhibit D, a description of the Illinois Payday Loan Reform Act, signed by the governor on June 9, 2005; (iii) Exhibit E, a press release dated March 1, 2006 describing North Carolina's Attorney General's actions against payday lending; and (iv) Exhibit F, a press release dated June 13, 2000 from the New York Banking Department on payday loans

According to a Washington Post article of December 3, 2007, about twelve states ban payday lending and the District of Columbia has recently curtailed payday lending by enacting an ordinance prohibiting interest rates in excess of 24% APR. In addition, the article notes that thirty cities and counties in Virginia have asked the state legislature to restrict payday lending. The article also quotes Harvey B. Moran (R-Gloucester) "one of the chief sponsors of the 2002 law that allowed payday lending in Virginia" as saying that the industry is "an open sore" and that "I'm embarrassed I was ever affiliated with it at all".

Finally, it should not be overlooked that at the core of the current credit meltdown is the fact that many of the subprime loans underlying that meltdown were the result of predatory lending by unscrupulous lenders who, like payday lenders, ignored the ability of borrowers to repay the loans and charged exorbitant fees and interest.

RULE 14a-8(i)(7)

Predatory lending has long been deemed to be a serious social problem, and has led to calls for, and enactment of, state and federal regulation. We note that the Report extensively quoted from in the "Background" portion of this letter, as well as other materials cited there, describe the fact that, in addition to the statute actually passed by Congress, there have been numerous other bills on payday lending introduced on a bipartisan basis in the Congress, as well as extensive activity in the states. Consequently, it is far from surprising that the Staff has held that shareholder proposals on predatory lending raise important policy issues and are not excludable by virtue of Rule 14a-8(i)(7). See *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). In order to refresh the Staff's recollection of the importance of this policy issue, we hereby incorporate into this letter by this reference the section entitled "Background" from the letter sent by the undersigned to the Staff on behalf of the proponent in connection with the *Conseco* no-action letter. More recently, the Staff reaffirmed its position that predatory lending is such an important policy issue that shareholder proposals to lenders on the topic are not excludable as matters pertaining to the ordinary business operations of the registrant. *Bank of America Corporation* (February 23, 2006).

The Company appears to rely primarily on the fact that the staff granted a no-action letter to it last year with respect to a different shareholder proposal (the "2007 Proposal"). Although it is perfectly true that the 2007 Proposal was inspired by Cash America's predatory lending, unfortunately the text of the 2007 Proposal itself did not reference predatory lending, either in substance or in form. Rather, the 2007 Proposal called for the institution of "suitability standards". Indeed, the term "predatory lending" itself never appears in the proposal itself or in its Supporting Statement and the term appears but once in the Whereas Clause, and then only in reference to activities by the payday industry as a whole, without any reference to the Company itself. It is therefore not surprising that the Staff failed to treat the 2007 Proposal as a predatory lending proposal. In contrast, as the Company notes on page 3 of its letter, the Proponents' shareholder proposal is "virtually identical" to proposals on predatory lending that the Staff upheld in the *Conseco* and *Associates First Capital* letters. Indeed, we note that (in contrast to the language of the 2007 Proposal) the Resolve Clause of the Proponents' proposal calls on the Company to adopt policies to prevent it "engaging in predatory lending practices".

We believe that, in light of the current concerns about predatory lending that have been generated by the subprime lending crisis, it would be a particularly inappropriate time for the Staff to reverse its long-standing position that shareholder proposals concerning predatory lending do, indeed, raise such important policy issues that they "transcend the day-to-day business matters". (See Release 34-40018, May 21, 1998)

We also note that since the policy issues surrounding "predatory lending" inherently relate to an issuer's "credit policies, loan underwriting and customer relations", the Company's argument that the Proponents' proposal relates to such matters is irrelevant. These matters are the very substance of the concerns about predatory lending.

The two other letters relied on by the Company, *Bank of America Corporation* (March 7, 2005) and *Wells Fargo & Company* (February 16, 2006) are readily distinguishable. In each of those letters the proposal was not directed at predatory loans made by the company actually receiving the proposal. Rather, the proposals concerned loans that the recipient banks made to other lenders that might be engaged in predatory lending. Each of the recipient banks, using identical language, argued that although they quite agreed that "predatory lending may raise significant policy issues", they asserted that since they themselves made no such loans, the proposals raised no significant policy issue as to them. The Staff agreed. However, that argument is not available to Cash America since it is, indeed, the actual maker of predatory loans, with interest rates in excess of 530% APR.

Finally, the Proponents are not trying to "micro-manage" the Company or its policies. The proposal requests the Company to adopt policies prohibiting predatory lending and to prepare a report to be sent to shareholders. First of all, the proposal does not specify the content of the anti-predatory lending policies. That is left wholly to the discretion of the Company and consequently such a request can hardly be deemed to constitute micro-managing. Secondly, the proposal requests a report covering at least three areas. One such area is an assessment by the Company itself of the reasonableness of its collection procedures. Since the Proponents are not specifying what collection procedures should be utilized, but only asking the Company itself to assess whatever procedures it uses, it is difficult in the extreme to imagine how this request could constitute "micro-managing" the Company. A second area for the report to cover is the "results" of the Company's "efforts to be transparent regarding the terms" of the loans. Once again, the Proponents do not specify the methods to ensure transparency, but rather request the Company itself to report on the success of its transparency efforts. Finally, the third request is that the Company disclose how it determines whether a borrower has the ability to repay a loan. Once again, the Proponents do not prescribe any specific metrics, but rather request that the company tell the shareholders what metrics it is, in fact, using. (We note again that it was the failure of subprime mortgage lenders to evaluate the ability of borrowers to repay their loans that is at the core of the current subprime mortgage crisis.)

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

RULE 14a-8(i)(10)

The Company has the burden of proving the applicability of any exclusion under Rule 14a-8(i). The Company has failed to carry that burden with respect to Rule 14a-8(i)(10).

First of all, the Company's argument appears to be that it has implemented the 2007 Proposal and consequently its argument seems to bear little or no relevance to the Proponents' actual proposal for 2008.

Thus, at no point does Cash America state that it has adopted policies, as requested by the Proponents' shareholder proposal, that would prevent it from "engaging in predatory lending practices". Indeed, nothing in the Company's letter appears to even imply that it does not engage in each and every one of the eight characteristics of payday predatory lending enumerated in the DoD Report quoted above on the bottom half of page 4 of this letter. Nor has Cash America claimed that it has reported to shareholders on the adequacy of such policies and specifically on the reasonableness of its collection procedures, the results of Company efforts to make loan terms transparent or on the metrics used to determine a borrower's ability to repay the loan.

For the foregoing reasons, the Company has failed to establish that the Proponents' shareholder proposal has been substantially implemented.

RULE 14a-8(i)(3)

In Staff Legal Bulletin 14B (September 15, 2004) the Staff engaged in an extensive discussion of Rule 14a-8(i)(3). In that Bulletin, the Staff stated:

> . . . we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

We believe that each of the objections that Cash America has made to the wording of the Proponent's proposal is of the types described in Staff Legal Bulletin 14B. In particular, the Company's objections seem to be to the opinion of the Proponent and/or to assertions that are matters of dispute.

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Paul W. Talbot, Esq.
John Wilson
Sister Susan Mika
Nadira Narine
Laura Berry

**Cash America®**
Cash America International Inc.

1600 West 7th Street
Fort Worth, Texas 76102
817.335.1100

RECEIVED
2008 JAN 30 PM 3:13
. ICE OF CHIEF COUNSEL
CORPORATION FINANCE

PAUL W. TALBOT
ASSOCIATE GENERAL COUNSEL

DIRECT DIAL NUMBER: 817.570.1625
TELECOPY NUMBER: 817.570.1647
E-MAIL ADDRESS: ptalbot@casham.com

January 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cash America International, Inc. – Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc. and Co-Filer, the Benedictine Sisters of Boerne, Texas

Ladies and Gentlemen:

This letter is written in response to the letter of January 19, 2008 by Paul M. Neuhauser, Esq., on behalf of Christian Brothers Investment Services, Inc. ("CBIS") and its co-filer, the Benedictine Sisters of Boerne, Texas (collectively, the "Proponent"), relating to a proposal (the "Proposal") that they have requested Cash America International, Inc. (the "Company") include in its definitive 2008 proxy materials.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), by letter dated December 21, 2007, the Company submitted to the Securities and Exchange Commission (the "Commission") notice of its intention to omit the Proposal from its 2008 proxy statement, based on the alternative grounds set forth in Rules 14a-8(i)(7), (i)(10), and (i)(3).

Many of the Proponent's arguments are dispelled for the reasons stated in the Company's December 21, 2007 letter to the Commission, and we do not intend to repeat those reasons here. The Company does, however, wish to respond briefly to certain statements made by the Proponent in its January 19, 2008 letter, which, at best, are disingenuous.

Specifically, even in light of the arguments now made by the Proponent, we continue to see no reason why the Staff's earlier determination just last year provided to the Company in *Cash America International, Inc.* (avail. March 5, 2007) ("*Cash America*") is not controlling or should be altered. The only argument that the Proponent has come up with in an effort to evade this controlling precedent is that somehow the proposal from CBIS in 2007 (the "2007 Proposal") was not a predatory lending proposal and, therefore, that *Cash America* is not controlling. As the Company's letter of December 21, 2007 discussed in detail, the proposal that CBIS sought to include in the Company's 2007 proxy materials was based on CBIS' argument that it involved a significant policy issue concerning predatory lending; it is making substantially the same arguments with this year's Proposal.

The Proponent is now seeking to avoid the application of controlling authority in *Cash America* by asserting that, while "the 2007 Proposal was inspired by Cash America's predatory lending", the 2007 proposal was not treated by the Staff as a predatory lending proposal. Proponent's assertion is particularly troubling to us when taken in light of the contents of the 2007 Proposal and the statements that Proponent made to the Staff in connection with the 2007 Proposal. Those comments undeniably confirm that the Proponent's assertion is just not true; the arguments that the Proponent advanced in 2007 stated unequivocally to the Staff that Proponent was relying on the policy issues surrounding the Proponent's allegations of predatory lending as authority for including the 2007 Proposal. It is particularly disconcerting to see the Proponent now assert that the 2007 Proposal, which was clearly inspired by the policies involved in predatory lending, was *not* focused on predatory lending, when the 2007 Proposal itself and more importantly, the Proponent's correspondence to the Staff at that time belie that assertion. Further, we know of no basis for the Proponent's bald assertion made in its January 19, 2008 letter to the Staff, to the effect that the Staff failed to treat the 2007 Proposal as a predatory lending proposal. Because there is no authority to support that assertion, we ask that the Staff ignore that assertion made on an unsupportable premise.

Turning to Proponent's assertion that the basis of or subject underlying the 2007 Proposal was not "predatory lending", this assertion is simply not credible. On this point, we ask that the Staff let the 2007 Proposal and Proponent's previous statements on the subject speak for themselves. These demonstrate that the 2007 Proposal was a proposal that the Proponent sought to include for the same predatory lending policy issues, just as involved here. For instance,

- The 2007 Proposal clearly characterized payday lending as predatory when it stated: "The media have extensively covered the high financial and professional price military customers pay for payday loans, and the industry has been criticized for targeting military families for 'predatory' loans."
- The Proponent's letter of February 5, 2007 (mistakenly dated 2006) to the Staff uses the term "predatory" in discussing payday lending well more than a dozen times.
- Among the more than a dozen times the letter of February 5, 2007 uses the term "predatory" are the following:

  --"The Company is in the 'payday lending' business and engages in predatory lending practices."
  --"It should be more than abundantly clear...that payday lending is a form, indeed a particularly pernicious form, of predatory lending."

In light of these statements, it is disingenuous for the Proponent now to assert to the Staff that *Cash America* is not controlling on the basis that the 2007 proposal was not a predatory lending proposal. It was; and, by its own words, that is what the Proponent concluded that it was and intended it to be.

Further, the Proponent's assertion that the 2008 Proposal is substantively different than the 2007 Proposal is also not credible. Footnotes 2, 3 and 4 of the Company's December 21, 2007 letter to the Commission reveals the similarity. Once again, however, the Proponent's previous statements on the subject should leave no doubt about its view on whether the proposals were different. In its letter dated March 14, 2007 to the Commission in support of its 2007 Proposal, the Proponent expressly states that it fails to see how the 2007 Proposal is any different than the proposals in *Conseco, Inc. (April 5, 2001)* and *Associates First Capital Corporation (March 13, 2000)*. It is apparent that the Proponent simply restated the 2007 Proposal in a form to make it match the form of the proposals in *Conseco* and *Associates First Capital*. Notwithstanding the similarities, the 2008 Proposal deals with the same issues and relies on the same arguments as the 2007 Proposal. For the reasons the Company has detailed in its letter of December 21, 2007, the *Cash America* no action letter issued by the Staff to the Company on March 5, 2007 controls and, accordingly, the Proposal is excludable from the Company's 2008 definitive proxy materials.

We are enclosing seven copies of this letter and request that you acknowledge receipt by stamping and returning one copy of the letter and enclosures in the enclosed self-addressed, stamped envelope.

If you have any questions or desire to discuss this matter further, please feel free to call the undersigned at (817) 570-1625. You may also contact me via e-mail at ptalbot@casham.com.

Sincerely,

Paul W. Talbot
Associate General Counsel

Enclosures

cc: Mr. John K. S. Wilson – Christian Brothers Investment Services, Inc. and as representative of the Benedictine Sisters of Boerne, Texas
Sr. Susan Mika, OSB--The Benedictine Sisters of Boerne, Texas
L. Steven Leshin – Hunton & Williams LLP
T. Allen McConnell – Hunton & Williams LLP

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Cash America International, Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board form an independent committee of outside directors to oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices, and report to shareholders.

We are unable to concur in your view that Cash America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Cash America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Cash America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Cash America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Cash America may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Cash America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Peggy Kim
Attorney-Adviser

END